[redacted]

09057089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 20 2009
Washington, DC
110

SEC FILE NUMBER
8- 67639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAZZONE & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 W. PEACHTREE ST., NW, SUITE 1910
(No. and Street)

ATLANTA	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOMINIC MAZZONE (404) 574-5745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARSHMAN PHILLIPS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

3050 AMWILER ROAD, SUITE 200	ATLANTA	GA	30360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOMINIC MAZZONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAZZONE & ASSOCIATES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN L. MCKITTRICK NOTARY EXPIRES GEORGIA JULY 1, 2012 PUBLIC DEKALB COUNTY

Signature

CEO/CCO

Title

Stephen L McKittrick
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

HARSHMAN PHILLIPS

Your Financial Business Matters.™

HARSHMAN PHILLIPS & COMPANY, LLC
3050 Amwiler Road, Suite 200
Atlanta, GA 30360
Tel 770.804.0300
Fax 770 804.0311

REPORT OF INDEPENDENT AUDITORS

To the Director and Shareholder of
Mazzone & Associates, Inc.

We have audited the accompanying statement of financial condition of Mazzone & Associates, Inc. as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mazzone & Associates, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to basic financial statements taken as a whole.

Harshman Phillips & Co., LLC

February 12, 2009

MAZZONE & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	202,888
Other receivables		5,000
Prepaid expenses		3,830
Property and equipment, net		84,980
Deposits		4,827
Total Assets	$	301,525

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	41,395
Deferred revenues		5,417
Total Liabilities		46,812
Shareholder's Equity:		
Common Stock, par value $0.01, authorized 1,000 shares; issued and outstanding 150 shares		2
Additional Paid-in Capital		34,998
Retained Earnings		219,713
Total Shareholder's Equity		254,713
Total Liabilities and Shareholder's Equity	$	301,525

The accompanying notes are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUES		
Investment advisory fees	$	539,750
Other advisory services		49,834
Investment banking		20,000
Interest income		106
Total Revenues		609,690
EXPENSES		
Compensation and related expenses		107,578
Brokerage, commissions, and clearing fees		180,320
Office and other operating expenses		148,630
Sales and marketing expenses		52,801
Total Expenses		489,329
NET INCOME	$	120,361

The accompanying notes are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2008

	Common Stock		Additonal	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings	Shareholder's Equity
Balance, December 31, 2007	150	$ 2	$ 34,998	$ 127,352	$ 162,352
Net Income	-	-	-	120,361	120,361
Distributions	-	-	-	(28,000)	(28,000)
Balance, December 31, 2008	150	$ 2	$ 34,998	$ 219,713	$ 254,713

The accompanying notes are an integral part of these financial statements.

MAZZONE & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	120,361
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,756
Changes in operating assets and liabilities:		
Other receivables		(5,000)
Prepaid expenses and deposits		(4,075)
Accounts payable, accrued expenses and deferred revenues		45,019
Net Cash Provided By Operating Activities		175,061
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(23,735)
Net Cash Used In Investing Activities		(23,735)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder		(28,000)
Net Cash Used By Financing Activities		(28,000)
Net Increase in Cash and Cash Equivalents		123,326
Cash and Cash Equivalents at Beginning of Year		79,562
Cash and Cash Equivalents at End of Year	$	202,888

The accompanying notes are an integral part of these financial statements.

1. **Organization and description of business**

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few, large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. **Summary of significant accounting policies**

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking, investment advisory fees, and other advisory services

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred.

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying

2. **Summary of significant accounting policies (continued)**

d. Income taxes (continued)

financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

e. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. Depreciation

Furniture and fixtures, equipment, and vehicle are depreciated on a straight-line basis over five-year estimated useful lives. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

i. Fair value of financial instruments

The financial instruments consist of cash and cash equivalents, accounts payable and other short term assets and liabilities. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

3. **Property and equipment**

Property and equipment recorded at cost as of December 31, 2008 consists of the following classifications:

Vehicle	$ 68,535
Equipment	23,626
Furniture and fixtures	11,575
	103,736
Less accumulated depreciation and amortization	18,756
Net property and equipment	$ 84,980

Depreciation expense charged to operations totaled $18,756 for 2008.

4. **Operating leases**

The Company has entered into non-cancelable operating lease agreements for office space and a vehicle that expire at various dates through the year 2011. The office lease may be terminated upon 90 days prior written notice. Minimum future payments required under the terms of the leases for each of the next three years in the aggregate as of December 31 are as follows:

Year	Amount
2009	$ 43,002
2010	41,915
2011	14,070
Total	$ 98,987

Vehicle and office rental expenses charged to operations under these lease agreements totaled approximately $42,000 for 2008.

5. **Net capital requirements**

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2008, the Company has net capital of $156,076 which exceeds its requirement of $5,000 by $151,076.

6. **Concentrations of credit risk**

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits exceeded insured amounts by approximately $20,000 at December 31, 2008.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Subsequent event**

The Company had sufficient capital for distribution, and therefore, distributed $75,000 to the officer-shareholder in January 2009.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Director and Shareholder of
Mazzone & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Mazzone & Associates, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the shareholder of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harshman Phillips & Co., LLC

February 12, 2009

MAZZONE & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2008

Schedule 1

Net Capital		
Total Shareholder's Equity	$	254,713
Deduct total non-allowable assets		98,637
Net capital before haircuts on securities		156,076
Haircuts on securities		-
Net Capital	$	156,076
Aggregated Indebtedness		
Accounts payable and accrued expenses	$	41,395
Total Aggregate Indebtedness	$	41,395
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	151,076
Percentage of aggregate indebtedness to net capital		27%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	156,076
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	156,076

END